Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

 Date: February 18, 2021

Bloomberg Markets America Interview: Transcript

Corporate Participants:

Brett Adcock, Co-Founder and Co-CEO of Archer Aviation Inc.

The following is a transcript of a Bloomberg Markets America interview

Alix Steel:

In the meantime, let's talk about something very cool. It's a Jetsons world. Ken Moelis just invested in a flying cars start up we’re going to talk to the co-CEO of the company Brett Adcock of Archer. That's coming up next. This is Bloomberg.

Alix Steel:

Live from New York I'm Alix Steel with Guy Johnson in London, this is Bloomberg Markets. Flying Cars. That's pretty much all you got to know. Investment banker Ken Moelis is backing a flying taxi deal. He's teaming up with United Airlines to bring electric air taxi company public.

Palo Alto based Archer aims to start production in 2023 with the first customer flights in 2024. Joining us now is Brett Adcock, Archer Co-CEO. We have like so many questions. But first what does it look like? How does it operate? How do you fly it?

Brett Adcock:

Alix thanks for having me on the show. So maybe I’ll take a step back. So Archer is designing, developing an electric vertical takeoff and landing aircraft used for urban air mobility. In the last 10 years you've seen an incredible step change in technology. It is now possible to develop and also certify a new class of aircraft that is fully powered by batteries and twelve electric motors. This will give way to a new vehicle that is low cost, high safety, and low noise. So we view this as an ability to help revolutionize the way people travel inside of cities and beyond. Giving to your point Alex. The vehicle will take off and land vertically like a helicopter and will fly forward on a wing like an airplane and will be fully sustainable. So only batteries and electric motors on board.

Guy Johnson:

Brett good morning. Who's going to be buying it?

Brett Adcock:

Yeah. Well one is we announced yesterday morning a commercial agreement with United Airlines for $1 billion dollar pre order of aircraft and also the option for United to buy another $500 million aircraft in the coming years. United sees this as a really important technology and ultimately a way to help size into what we think is going to be a new trillion dollar market here in urban air mobility. Archer does also plan to operate its own aircraft in our own operations. For passengers looking for trips that can save them time and money. So ultimately we're looking at some of the world's biggest cities traffic. Everybody's stuck in traffic. And ultimately try to move as much of that into the air as possible.

Alix Steel:

Do you need a special license to do this? And like how do you get regulatory approval? Like drones can't even deliver goods yet for Amazon necessarily.

Brett Adcock:

Yeah you have to think today like we already have vertical takeoff and landing aircraft, they’re helicopters and we already have airplanes. What we're talking about here is just a natural step change into electric. It's already happened on the ground and it's happening on the air. The technologies are fully mature to make this happen like we fly every week here in California. So this technology is here and we've chosen to launch into the United States. The governing body here federally is the Federal Aviation Authority, the FAA. We kicked off our certification process with the FAA earlier last year. We currently have 50 people at the FAA working on our project and we expect to be certified in 2024 into operations here at Archer and also taking deliveries with United Airlines.

Guy Johnson:

If I'm sitting here in Manhattan right now, I'm in London, but let’s say I’m in Manhattan with Alix and I want to go to the Hamptons for the weekend. Am I going to be able to use this? Is this the helicopter replacement? A lot of people are worried about helicopters. If you get an engine failure if you're not on a dual engine aircraft that can be terminal in many ways. I mean is this the market that we're going to see replaced by this or is it going to be so much more than that?

Brett Adcock:

I think it's a few things. It's a great question Guy. This is absolutely the helicopter replacement. We're already seeing this in cars. We'll see this in the air. There's over 10,000 helicopters here in the US. These will all be replaced with electric vertical take-off and landing aircraft. When you move to electric you get so many benefits. One of the first being low cost. So we think we can operate a service around three dollars per passenger mile when we enter service in 2024-2025. High safety aircraft. Our aircraft has no single points of failure. We can actually lose theoretically multiple rotors and batteries in flight and fly missions safely. A helicopter has usually hundreds of critical components. We also designed a vehicle for low noise. Helicopters are extremely noisy. And so we tend to fly overhead at two thousand feet above ground level and to be over 100 times quieter than a helicopter. Our goal here is to be inaudible over flight. And I think these are all the benefits of moving to electric. They're substantial. You basically build a way better helicopter. And so we're not only thinking about this as replacing every single helicopter here in the world but ultimately bigger than that. How do we think about moving people off the ground and into the air. We can travel 150 miles an hour point to point. It's a far more efficient means to get around. And we ultimately believe this to be a large multinational opportunity over the next 20 years.

Alix Steel:

It just so hard for me to get my mind around it because when it comes to self-driving cars that has run into so many issues and hurdles in D.C. and on a safety front. So to move into this kind of air travel seems equally if not more difficult from the regulatory side and oversight side.

Brett Adcock:

Yeah. I mean it's a good question. And good comment. I think on the autonomy side there is still technology improvements that need to be done in order to get to Level 5 autonomy. And I think groups that are working at that for a long time and I think it's very difficult. When we think about certifying an aircraft here. I mean this has been done for 50 years. Aircraft have been certified every single year with the FAA. The aircraft we’re certifying is under part 23 of the FAA guidelines. It's certified like an airplane. So there's no crazy bets here we're making either on the technology side or certification side. Technology advancements we've seen in the last 20 years and electric power systems are all getting us to the point here where the technologies have matured enough to enable this aircraft to get high performance low noise and high safety. So we're not making any bets today on technology. We're making no bets today on improvements in the FAA process. You can go on today and watch like Jay Merkle at the FAA on TV who was on TV six months ago saying this is not crazy. We are actively certifying these aircraft. There are six aircraft currently in process with the FAA like this will be done. And so we're very convinced the FAA is onboard to certify our aircraft and this technology is here. And we'll see over the next three years coming to market.

Guy Johnson:

Brett how many people does the aircraft behind you seat passenger wise. How much bigger can you make it. Is there a point at which the density doesn't allow you in terms of the battery technology to go much bigger.

Brett Adcock:

That's a great question. What we're designing here with the FAA and bringing to market is a piloted 4 passenger vehicle that ultimately gets us to enough point where we can carry enough say passengers per trip to make enough money from the business case but also making the vehicle not large enough where it can't fit into helipads and inside of cities. It's gonna be really important to make this urban air mobility transition so people can get to and from the real estate pads that we call vertiports like really easily and seamlessly. So we are certifying the vehicle today to be certified to fit inside a helipad and take off from a traditional helipad.

Guy Johnson:

We look forward to seeing them in the air all over the place. You say the helicopter story is going to be an interesting replacement, one particular from a noise point of view. Brett Adcock Archer and Co Archer Company CEO thank you very much indeed. This is Bloomberg.

End of transcript

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.